Exhibit 4.12

SUPPLEMENTAL AGREEMENT

THIS SUPPLEMENTAL AGREEMENT is made as of the 8 day of June 2011

BY AND BETWEEN:

“FREE BULKERS S.A.”, a company duly incorporated and validly existing under the laws of the Republic of the Marshall Islands, having its registered office at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands and having established a branch office in Greece under C.L. 378/68 as amended and currently in force, at 10 Eleftheriou Venizelou (Panepistimiou) Str., Athens, Greece, duly represented by Ion G. Varouxakis hereinafter referred to as lithe Manager”

And

“FREESEAS INC.”, a company duly incorporated and validly existing under the laws of the Republic of the Marshall Islands, having its registered office at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands, duly represented by Alexandros Mylonas, hereinafter referred to as “the Company”.

WHEREAS this Agreement is supplemental to an Amended and Restated Services Agreement dated October 1st 2008 (“the Principal Agreement”) entered into between the Manager and the Company.

IT IS HEREBY MUTUALLY AGREED as follows:

With effect from June 1 2011,

1/. Clause 3.2 of the Principal Agreement is hereby amended and shall read as follows:

“In connection with that certain Lease Agreement for Commercial Purposes dated May 6, 2011 entered into between “DALKA REAL ESTATE INVESTMENTS S.A.” as lessor (the “Lessor”) and the Manager as lessee (the “Lease Agreement”) pursuant to which the Manager has leased for a period commencing from June 15, 2011 and terminating on June 14, 2023 premises comprising of the apartment/office of the third flour having a total area of 668 square meters of a building situated at 10 EI. Venizelou (Panepistimiou) Str. Athens, Greece (the “Premises”) the following provisions shall apply;”.

2/. Clause 3.2.2. of the Principal Agreement is hereby amended and shall read as follows: “The Company will pay promptly the lump sum of € 100,000 as contribution to the Manager for the expenses incurred in relation to the relocation of the Manager’s offices from 4 Mavrokordatou str. & 89 Akti Miaouli, Piraeus, Greece to 10 EI. Venizelou (Panepistimiou) Str., Athens, Greece and breakage cost for previous lease agreement.”

3/. Clause 3.2.4 of the Principal Agreement is hereby amended and shall read as follows:

“In exchange for the above the Company hereby undertakes to pay to the Manager throughout the Term of the Agreement and on a monthly basis (a) sixty five percent (65%) of the monthly rent and corresponding stamp duty, if applicable, that the Manager is under an obligation to pay to the lessor for the Premises, according to the terms of the Lease Agreement, being noted that such amount will be automatically re-adjusted at each time as the same are re-adjusted under the terms of the Lease Agreement and (b) sixty five percent (65%) of the at each time due and payable monthly by the Manager under the terms of the Lease Agreement common charges and expenses (lithe Common Charges”) in respect of the building in which the Premises are situated, which Common Charges are shared together with all the other lessees and/or owners (as the case may be) of the office building in which the Premises is located and (c) 65% of the at each time due and payable, utilities, and maintenance expenses (the amounts payable under Sub-Clauses (a), (b) and (c) above are collectively referred to as lithe Premises Fee”). The monthly rent for the first six months payable by the Manager to the lessor under the terms of the Lease Agreement is Euro 8906 plus stamp duty, if applicable, payable in advance for each month and thereafter Euro 13360 plus stamp duty, if applicable, and accordingly the amount payable for the first six months by the Company to the Manager is Euro 5780 plus the stamp duty, if applicable, and thereafter Euro 8,690 plus stamp duty, jf applicable, corresponding to said amount and such amount shall be payable by the Company at the same time that the rent is payable by the Manager to the lessor under the terms of the Lease Agreement. The amount payable by the Company to the Manager in respect of the Premises Fee shall be payable simultaneously with payment of same by the Manager to the manager of the building. The Manager is entitled at his absolute discretion to make reasonable extra charges for telephone and fax expenses and occupation of its staff depending on the volume of work of the Company, provided that the Manager agrees to provide the Company with reasonable advance notice of and detail regarding any such extra charqes”.

4/. Clause 6.1.1 of the principal Agreement as amended by Addendum No1 dated September 17, 2009 is hereby further amended and shall read as follows: “US $136,275 per month effective from June 1, 2011.”

5/. All other terms and conditions of the Principal Agreement shall remain unaltered and in full force and effect.

In WITNESS whereof the parties hereto have caused this Agreement to be duly executed on the date first above written.

FOR THE MANAGER		FOR THE COMPANY

/s/ Ion G. Varouxakis		/s/ Alexandros Mylonas
Name:	Ion G. Varouxakis	Name:	Alexandros Mylonas
Title:	President	Title:	CFO